Exhibit 99.4

ZenaTech’s Drone as a Service Wins Three New Mid-Atlantic DOT Survey Contracts, Bringing Department of Transportation Work to Over $500,000 in Revenue Over Eight Projects

New Virginia and South Carolina contracts expand drone-based surveying work on federally and state-funded highway, intersection and bridge infrastructure projects, contributing to nearly $65 million in total project work

Vancouver, British Columbia (November 10, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its Drone as a Service Mid-Atlantic region locations have signed three new construction survey contracts on government transportation infrastructure projects. The awards bring the Company’s current and recently completed transportation work this year to eight projects across three states. ZenaTech’s contract revenue on these projects totals approximately $503,000 and supports construction programs with a combined value of nearly $65 million, funded through federal and state transportation dollars. The three new contracts support projects with a combined construction value of about $13.2 million.

“Every highway, intersection and bridge project begins and ends with a survey, and state transportation agencies fund that work through dedicated federal and state programs year after year.  With annual set budgets, we have visibility into work long before it reaches the field,” said Shaun Passley, Ph.D., ZenaTech CEO. “Our crews secure these projects from the first control point to the final as-built survey. That is where drone mapping and progress monitoring can add the most value, and we intend to bring those capabilities to transportation work as agencies and contractors adopt them.”

State highway projects like these are typically funded through a partnership between the Federal Highway Administration (FHWA), which distributes federal highway funds to the states, and state matching dollars. Each state DOT plans, budgets and awards the work.

ZenaTech’s approach combines licensed surveying expertise, drone-based data capture, and centralized rapid AI software data processing within a single DaaS network. The Company plans to integrate drone services into its transportation work where project specifications allow. Drone mapping can capture topography across long road corridors, track construction progress and document finished work while reducing the time survey crews spend near active traffic.

ZenaTech’s Drone as a Service platform provides business and government customers with subscription-based drone services using its own ZenaDrone product platforms, for a host of surveying, inspections, maintenance, power washing, and precision agriculture solutions, eliminating the need for customers to own, operate and maintain commercial-grade drone fleets. Through the acquisition of established, profitable but under-digitized service businesses, ZenaTech is building a scalable global DaaS network and AI autonomy platform, with recurring revenue and an existing customer base, while integrating advanced drone technologies to deliver greater speed, precision, safety, and data-driven insights. The Company continues to expand its geographic footprint, service offerings, and drone capabilities to drive long-term growth.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information

Company, Investors, and Media:
Linda Montgomery
ZenaTech
312-241-1415

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about anticipated state transportation contract awards and bids, project timelines, and the integration of drone services into transportation survey work. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.